Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 001-39125

Squawk on the Street – Morgan Brenan Interview with General (Ret.) Keith Alexander

CNBC

March 15, 2021

Morgan Brennan, CNBC

The deal values the combined company at $1.2 billion, it’s expected to close in the third quarter. Joining us now to CNBC exclusive is retired four star General Keith Alexander, founder and CO-CEO of IronNet. He is the former director of the NSA and was the first commander of US Cyber Command. General, thanks for being with us today. Welcome.

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Thank you, Morgan, it’s an honor to be here.

Morgan Brennan, CNBC

All right, so let's start first with what IronNet specifically is. I'm looking at the press release it says you're transforming cybersecurity through Collective Defense. What is Collective Defense, how is it different, what you're offering, different than what's already on the market in terms of some of the other cybersecurity firms?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

That's a great question because we really need Collective Defense for our country. So what is that? It's essentially three things from IronNet’s perspective. First, it's how you detect malware that others can't see using behavioral analytics, and second, using an expert system to help drive down false positives. But the third part, is because we can anonymize that data, we can share it amongst companies. We can share it with the federal government, and create, if you will, a radar picture for cybersecurity – a way to protect companies, sectors, states and nations with this real time picture. That's the future of cybersecurity. Think about it right now, every company is defending itself, they're sitting in isolation; they share what they know, but they can't share what they don't see. We bring that to life. That's the future, we believe, of cybersecurity.

Morgan Brennan, CNBC

So then would your products and what you have, the services you have out there in the marketplace right now, would that be able to counter something like the SolarWinds hack we've seen, or this most recent one that seems to be linked to China?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Yes exactly, that's, that's why we started this company was to go after exactly that. We were lucky enough, we were able to detect the first parts of the SolarWind, but we didn't know it was from Russia, and we didn't have enough companies to see it actually get the second stage – none of our companies got that. Now imagine if you take the SolarWind with our capability, had we seen it both in the private sector and the public sector, I believe we could have stopped this in June. Imagine that – shut that down right away. The Microsoft one is a bit different, but I think we could do the same thing there. We've got to come up with a new way of protecting companies in cyber. It's out of control, look at the ransomware attacks on the healthcare and education system. It's not working. What we're doing with signature based systems is not working. So we have to take this step into the future.

Morgan Brennan, CNBC

So, it's interesting, one of your products is called Iron Dome, for example, and it makes me think -- it's not the same thing as the missile defense system we have in place over in Israel, but it kind of leads to a comparison, this idea of what we're seeing in terms of cybersecurity coverage versus missile defense coverage, that there are vulnerabilities in those shields and things can still get through these shields. The New York Times actually did a good job kind of laying out that comparison over the weekend, and this idea that foreign actors have begun to identify America's blind spot from a cybersecurity standpoint, by issuing these attacks inside America's borders. Given your history at cyber command at NSA, the NSA cannot operate in domestic infrastructure. So, what kind of opportunity does that create, for maybe future public private partnerships, more commercial entities such as yours to come in and help to fortify those national security defenses?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

That's exactly the point Morgan, that's a great – what you just brought up is the key. We don't want NSA and NSA doesn't want to be in your networks or protecting your networks. But there's no way for companies to tell them that they're being attacked. Look at the SolarWinds - they didn't see it. We saw it, but there was no way of connecting that between the public and the private sector. So right now, everybody is fighting by themselves, and there is no ability to share. So as you depicted the Iron Dome,that's exactly why we created it: what if we could take that information and share it amongst companies, but also share it with the federal government, so they can see these attacks – anonymized, they don't need to know it's Company ABC or D or by the specific name, just an energy company, a finance company, healthcare company – is being attacked by a nation state. Here's what's going on, then they can do their job.

That's what we didn't have when I ran US Cyber Command. We were responsible for defending the country but we couldn't see it. This company is picking up that slack - we say the Mission Continues, because now it's upon us in the private sector to figure out how to help bring that to light, give that to the government in a way that they can protect us, and still protect our personally identifiable information, our content and communications and everything else. We can do both. That's the key.

You brought up another part, Morgan. Our future is in this network. Look at all the wealth, our country has created with the internet and all the things that come to it. And we have these great vulnerabilities that others are now exploiting. We have to solve the cybersecurity problem. And that's what this company is trying to do.

David Faber, CNBC

General, it’s David Faber. I've been following Chinese cyber espionage a number of years back, there was a constant refrain of what you're referring to, which is we need to share, the federal government needs to be promulgating the sharing amongst companies of the latest techniques that are being used by our adversaries. But you're saying that that, that really has not occurred, but you will be sort of the forerunner of that kind of sharing of information?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Yeah, so it's two things David if you think about it. It's first, what do we share? If we're sharing signatures, everybody knows those signatures, so there's nothing really to share; the federal government can share the fact of vulnerabilities which they do and then a signature is created and then that is shared out. What we don't share is what we don't know. And when you think about it you say well we can’t; well actually you can. Imagine if you could create the ability to see anomalies in your network and understand those anomalies, share that amongst companies and see where those attacks are coming in, like SolarWinds, take those companies and say: here's all these attacks now coming from Russia or now from China, as you mentioned, and then share that with the government. The government doesn't need to know which private companies you're being held. They need to know that we're being attacked, so that they can do their job. That's what we have to do that's different. It won't work with a signature base. We need a signature base too to weed out all the stuff that we know; we need a behavioral base to identify those things we don't know, and then share that picture. That's the radar picture that I referred to.

Morgan Brennan, CNBC

So, I'm curious, you're also on the board of Amazon. Amazon's also been getting attention among other things for that Jedi protest, which speaks to, not only the conversion of the cloud by federal government, but also the role that tech companies and software increasingly playing in national security, and in our defenses. You take that coupled with the conversation we're having right now about state sponsored hacks, and the role of your company as it now goes public. Plus, you could even throw in the increased scrutiny around some of those more hardware centric weapons programs like F-35. Is this an inflection point in terms of national security priorities and where the flow of future defense dollar is going to go? Is the future software, when you think about defense for example?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

I think it is. You know, when you look at it, my experience is, the cloud and what the cloud providers across all the companies are doing, it's really, it's really good for our country. It’s part of our future, going to the cloud, think of what we've been able to do in COVID, we've been able to do meetings like this, and operate essentially unlimited because of the ability to use the network. I think that's part of this future so when you were you bringing up, Morgan, is exactly the point that I think we have to drive forward. And that is how do we now take this capability from the private sector to really advance the network and help defend this country.

As you know, and as you stated, it's changed from that physical state of attacks to now the virtual attacks that we're seeing on the internet. Why would they do that? That's where our wealth is, that's our economy. That's our future, and they're going after that. They're stealing our intellectual property. They're stealing our money. They're stealing our future. We've got to protect it. And I agree with the way you said that, it has to be a public private partnership. Okay, this is where we can all help the federal government, they cannot do it all. In fact, more technology is out there that can help the government do this, so I do believe that will be a change in resources as well.

Morgan Brennan, CNBC

General Alexander, thanks for joining us today.

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Thank you Morgan.

Important Information and Where to Find It

This Report relates to a proposed transaction between LGL and IronNet. LGL intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of LGL. The proxy statement/prospectus will be mailed to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of LGL’s directors and officers in LGL’s filings with the SEC, including LGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to LGL’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that LGL intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Transcript includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGL’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.